Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated January 7, 2014

North America Structured Investments

6yr ETF Efficiente 5 Note

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Overview

J. P. Morgan ETF Efficiente 5 Index (the "strategy") is a cross-asset strategy that aims to maximize returns per unit of risk by using portfolio optimization technology. The strategy uses the concept of the efficient frontier to select the optimum portfolio from a universe of 12 exchange-traded funds and a cash index, and aims to maximize returns while targeting a realized volatility of 5%.
The strategy rebalances monthly and is non-discretionary. The Index levels incorporate an adjustment factor fee of 0.50% per annum. May be appropriate for investors requiring asset and geographical diversification, full repayment of principal at maturity, subject to the credit risk of JP Morgan Chase and Co.

Summary of Terms
Issuer:               JPMorgan Chase and Co.
Minimum Denomination: $1,000
Index:                JPMorgan ETF Efficiente 5 Index
Index Ticker:         EEJPUS5E
Participation Rate:   150%*
Maximum Return:       n/a
Index Return:         (Ending Index Level -- Starting Index Level)
                      / Starting Index Level
Pricing Date:         January 28, 2014
Maturity Date:        January 31, 2020
CUSIP:                48126NT64
ISIN:                 US48126NT646

Preliminary Term Sheet:
http://www.sec.gov/Archives/edgar/data/19617/000119312514000933/d651794dfwp.htm

For more information about the the estimated value of the Notes, which will be lower than the price you paid for the Notes, please see the hyperlink above.

Return Profile

If the Ending Index level is greater than its Starting Index Level, you will receive a cash payment that provides you with a return per $1,000 Note equal to the Index return multiplied by the Participation Rate.

If held to maturity you will receive a full repayment of principal on the Notes, even if the Index declines, subject to the credit risk of JPMorgan Chase and Co.

* To be determined on the Pricing Date, but not less than 150%

** Reflects a Participation Rate of 150% for illustrative purposes. The hypothetical returns and hypothetical payments on the Notes shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower

Hypothetical Returns on the Notes at Maturity**t
a $1 ,100

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Hypothetical Index Hypothetical Note    Hypothetical
     Return             Return       Payment at Maturity
     80.00%            120.00%            $2,200.00
     50.00%             75.00%            $1,750.00
     30.00%             45.00%            $1,450.00
     20.00%             30.00%            $1,300.00
     10.00%             15.00%            $1,150.00
      5.00%             7.50%             $1,075.00
      0.00%             0.00%             $1,000.00
     -5.00%             0.00%             $1,000.00
     -10.00%            0.00%             $1,000.00
     -20.00%            0.00%             $1,000.00
     -30.00%            0.00%             $1,000.00
     -50.00%            0.00%             $1,000.00
     -80.00%            0.00%             $1,000.00

J. P. Morgan Structured Investments | 1 800 576 3529 |
jpm_structured_investments@jpmorgan.com

North America Structured Investments

6yr ETF Efficiente 5 Note

J.P.Morgan

Selected Benefits

- The Notes offer full repayment of principal at maturity, subject to the credit risk of JPMorgan Chase & Co.
- Investment in the Notes is not subject to a maximum return or averaging in the return calculation.
- The strategy dynamically allocates among the following 12 ETFs and cash index:

SPDR S&P 500 ETF Trust (SPY)	iShares JPMorgan USD Emerging Markets Bond ETF (EMB)	SPDR Gold Trust (GLD)
iShares Russell 2000 ETF (IWM)	iShares Dow Jones Real Estate ETF (IYR)	iShares TIPS Bond ETF (TIP)
iShares iBOXX $ High Yield Corporate Bond ETF (HYG)	iShares S&P GSCI Commodity-Indexed Trust (GSG)	iShares MSCI EAFE ETF (EFA)
iShares Barclays 20+ Year Treasury Bond ETF (TLT)	iShares MSCI Emerging Markets ETF (EEM)	iShares iBOXX $ Investment Grade Corporate Bond ETF (LQD)
JPMorgan Cash Index USD 3 Month (JPCAUS3M) (the “Cash Index”)		

Selected Risks

- The Notes may not pay more than the principal amount at maturity.
- The stated payout on the Notes, including the repayment of principal, is only available at maturity.
- The Notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the Notes.

Selected Risks (continued)

- The strategy may not be successful. It may not outperform an alternative strategy related to the ETF Constituents.
- The strategy is subject to emerging market risks, fixed income risks, currency exchange risk, real estate risk, small capitalization stock risk and the uncertain legal and regulatory regimes, which govern commodities future contracts.
- The Notes do not have any interest or dividend payments.
- Our affiliate, JPMS plc, is the index calculation agent and Index Sponsor and may adjust the index in a way that affects its level.
- Changes in the value of Index constituents may offset each other.
- Upon the occurrence of a commodity hedging disruption event, the additional amount will be determined by the calculation agent on the date of such event. Your payment at maturity will be determined before the Observation Date and will not reflect any further Index appreciation after this early determination.
- JPMS's estimated value does not represent future values and may differ from others' estimates.
- The value of the Notes, which may be reflected in customer account statements, may be higher than JPMS's current estimated value for a limited time period.
- JPMS's estimated value is derived by reference to an internal funding rate.
- The tax consequences of the Notes may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes.
- Lack of liquidity: J.P. Morgan Securities LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the Notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase Notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the Notes, including acting as a calculation agent, hedging our obligations under the Notes and making the assumptions used to determine the pricing of the Notes and the estimated value of the Notes when the terms are set. It is possible that such hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the Notes decline.

The risks identified above are not exhaustive. Please see “Risk Factors” in the applicable disclosure supplement and underlying supplement and “Selected Risk Considerations” in the term sheet for additional information.

Disclaimer

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and term sheet if you so request by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com